NO ACT

PE
12-8-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001064

Received SEC

JAN 2 6 2009

Washington, DC 20549

January 26, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-26-09

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated December 8, 2008

Dear Mr. Mueller:

This is in response to your letter dated December 8, 2008 concerning the shareholder proposal submitted to GE by John Chevedden on behalf of William Steiner. We also have received letters on the proponent's behalf dated December 10, 2008 and January 2, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

PROCESSED
FEB 1 1 2009
THOMSON REUTERS

January 26, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 8, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of GE's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 2, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 General Electric Company (GE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by William Steiner
Special Shareowner Meetings

Ladies and Gentlemen:

This is the second response to the company December 8, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board. Currently there is a 40% threshold for shareholders to call a special meeting.

The company's citing of 2008 proposals with text about "no restriction," which is not used in the 2009 rule 14a-8 proposal, appears to be a company attempt to confuse the word "exception" with the old "no restriction" wording. An "exception" is vastly different and an exception in the context of this proposal would be a company device to hamstring an apparent shareholder right to call a special meeting, while the "no restriction" text from 2008 could be viewed as an unlimited right by shareholders.

Nonetheless the following resolved text, which was excluded in 2008 at some companies, received 39% to 48% support at five major companies in 2008:
RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%

Bank of America (BAC)	44%
CVS Caremark (CVS)	48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The copmay has not named one sharhelder who would be excluded.

The company misinterpretation of the proposal, appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposals in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action based on a belief that the key to writing a no action request is to produce a number of speculative or highly speculative meanings for the resolved statements of a rule 14a-8 proposals.

The company does not explain why it does not alternatively back up its (i)(3) objection by requesting that the second sentence of the resolved statement be omitted.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(2) and (i)(3) objections.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Craig T. Beazer <craig.beazer@ge.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16
FISMA & OMB Memorandum M-07-16

December 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 General Electric Company (GE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareowner Meetings
William Steiner

Ladies and Gentlemen:

This is the first response to the company December 8, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board. Currently there is a 40% threshold for shareholders to call a special meeting.

In spite of the company piling-on of purported precedents the company does not provide one precedent that shows exclusion of the text in this proposal.

The company argument it not clear. The company labels as an "exclusion" a provision that would empower 10% of shareholders to call a special meeting. It is believed that this proposal does not exclude exclusions. It is believed that it seeks to prevent exclusions from being disproportionately applied to shareholders acting as shareholders.

This proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items.

On page 5, line 8 the company clearly misstates that the proposal requires "that there be no exception or exclusion conditions [period]." The company omits the second half of the proposal sentence, "... (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board."

In "Interpretation 2" the company rewords a sentence of the proposal by adding "[ing]"and then in effect claims that its rewording can cause confusion.

Then immediately below the "Interpretation 2" block of text the company adds words to the proposal text the company initially used in its "Interpretation 1." The words the company added are, "shareholders who are members of."

To indulge the company rewording of the proposal, which has thus been done from two directions, the company does not then show how the original text could exclude management and/or the board from being part of the 10% of shareowners calling a special meeting.

The purported company precedents, which precede and follow the rewording in two directions of the proposal, seem to be gratuitous because they are based on the confusion created by the company-reworded proposal and/or apply to proposals with text not used in this proposal.

The company even gives high priority to a purported precedent concerning "fuel economy."

Then the company essentially argues that, through its omission of one-half of a sentence and rewording in two directions of the proposal, it has set up the proposal for an (i)(2) objection.

Under its (i)(2) objection the company initially claims on page 7 that management and/or the board could only call a special meeting if they held 10% of the stock.

Then in its final (i)(2) summation on page 8 the company claims an either/or argument of *either* those who could call a special meeting are limited to shareholders who are not members of management and/or the board *or* exclusions applied to shareholders to call a special meeting must also be applied to management and/or the board.

The company (i)(6) objection is wrong because it claims that a proposal, that seeks to prevent exclusions from being disproportionately applied to shareholders, is calling for a conflicting exclusion.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Craig T. Beazer <craig.beazer@ge.com>

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

RECEIVED
2008 DEC -9 PM 3:46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 8, 2008

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareowner Proposal of John Chevedden (Steiner)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareowners (collectively, the "2009 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") under the name of William Steiner as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board. Currently there is a 40% threshold for shareholders to call a special meeting.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proponent has exceeded the one proposal limitation of Rule 14a-8(c) and does not satisfy the ownership requirements of Rule 14a-8(b) for the reasons addressed in a separate no-action request submitted concurrently herewith, and accordingly that the Proposal is excludable on those bases. In addition, we believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of shareowner proposals, including proposals requesting amendments to a company's charter or by-laws. *See Alaska Air Group Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite."); *Peoples Energy Corp.* (avail. Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect"). In fact, the Staff has concurred that numerous shareowner proposals submitted by the Proponent requesting companies to amend provisions regarding the ability of shareowners to call special meetings were vague and indefinite and thus could be excluded under Rule 14a-8(i)(3). *See Raytheon Co.* (avail. Mar. 28, 2008) (concurring with the exclusion of the Proponent's proposal that the board of directors amend the company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting"); *Office Depot Inc.* (avail. Feb. 25, 2008); *Mattel Inc.* (avail. Feb. 22, 2008); *Schering-Plough Corp.* (avail Feb. 22, 2008); *CVS Caremark Corp.* (avail. Feb. 21, 2008); *Dow Chemical Co.* (avail. Jan. 31, 2008); *Intel Corp.* (avail. Jan. 31, 2008); *JPMorgan Chase & Co.* (avail. Jan. 31, 2008); *Safeway Inc.* (avail. Jan. 31, 2008); *Time Warner Inc.* (avail. Jan. 31, 2008); *Bristol Myers Squibb Co.* (avail Jan. 30, 2008); *Pfizer Inc.* (avail. Jan 29, 2008); *Exxon Mobil Corp.* (avail. Jan. 28, 2008).

Moreover, the Staff has on numerous occasions concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

In the instant case, neither the Company nor its shareowners can determine the measures requested by the Proposal, because the Proposal itself is internally inconsistent. The operative language in the Proposal consists of two sentences. The first sentence requests that the Company's board of directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "such bylaw and/or charter text ... not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only." However, the by-law or charter text requested in the first sentence of the Proposal on its face includes an "exclusion condition," in that it explicitly excludes holders of less than 10% of the Company's outstanding common stock from having the ability to call a special meeting of shareowners.[1] Thus, the by-law or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text requested in the second sentence of the Proposal, and accordingly, neither the Company nor its shareowners know what is required.

The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications Inc.* (avail. Feb. 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. However, when the two requirements proved to be inconsistent with each other because the method of calculation

---

[1] The clause in the second sentence that, effectively, would allow any exception or exclusion condition required by any state law to which the Company is subject does not address or remedy the conflict between the two sentences, because the 10% stock ownership condition called for in the first sentence is not required by New York state law.

resulted in awards exceeding the maximum limit, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Boeing Co.* (avail. Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for shareholders to elect directors to multiple-year terms). Similarly, the resolution clause of the Proposal includes the specific requirement that only shareowners holding 10% of the Company's shares have the ability to call a special meeting, which conflicts with the Proposal's general requirement that there be no exception or exclusion conditions. In fact, the Proposal promises to create more confusion for shareowners than the *Verizon* compensation proposal because the inconsistency is patent and does not require any hypothetical calculations.

Furthermore, the second sentence of the Proposal is itself so vague and ambiguous that it is impossible to ascertain what the Proposal requires. That sentence provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." Any attempt to comprehend this provision results in at least two reasonable interpretations:

- **Interpretation 1**: "such bylaw and/or charter text will [(i)] not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile [(ii)] not apply to management and/or the board"; or

- **Interpretation 2**: "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) [(i)] applying to shareowners only and meanwhile [(ii)] not apply[ing] to management and/or the board."

Interpretation 1, which requires the least editing to eliminate ambiguity, would require that any by-law and/or charter text adopted to provide 10% shareowners the ability to call a special meeting not apply to shareowners who are members of "management and/or the board." That is, it would exclude members of management and/or the board from being among the 10% shareowners who could call a special meeting. Interpretation 2 would require that any exception or exclusion condition applied to shareowners in the by-law and/or charter text also be applied to "management and/or the board." Because the first sentence of the Proposal imposes a 10% stock ownership condition on the ability of shareowners to call a special meeting, Interpretation 2 would require that the same condition be applied to the Company's board.

The Staff frequently has concurred with the exclusion of proposals similarly susceptible to multiple interpretations as vague and indefinite because the company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). More recently, in *Ford Motor Co.* (avail. Feb. 27, 2008), the proposal requested a report on efforts to increase fuel economy "such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles." Recognizing that the proposal was susceptible to multiple interpretations, ranging from international advocacy for a boycott of oil from the Middle East to recommendations for the design of indictor lights in Ford vehicles, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (avail. Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the Company . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Consistent with the Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is both self-contradictory and, with respect to the second sentence, subject to alternative interpretations. Moreover, neither the Company's shareowners nor its board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareowner proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of New York. For the reasons set forth in the legal opinion regarding New York law attached hereto as Exhibit B (the "New York Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because, implementation of *either* interpretation of the Proposal (as discussed above) would cause the Company to violate the New York Business Corporation Law (the "NYBCL").

Under Interpretation 1, the Proposal requests that the Company's board adopt by-law and/or charter text giving holders of 10% of the Company's shares the ability to call a special shareowner meeting, unless such holders are members of management and/or the board. However, as discussed in the New York Law Opinion, doing so would "differentiate the rights of shareowners who are members of 'management and/or the board' from those of other shareowners holding the same class of common stock, which is not permitted under the New York Business Corporation Law." Section 501(c) of the NYBCL requires that "each share shall be equal to every other share of the same class," subject to two enumerated and inapplicable exceptions. Yet, the Proposal seeks to create such inequality by requesting that the ability of shareowners to call a special meeting "not apply to management and/or the board," even if they otherwise satisfied the 10% shareholder standard. Thus, as supported by the New York Law Opinion, implementation of Interpretation 1 of the Proposal would cause the Company to violate state law because the Proposal would exclude shareowners who were members of management and/or the board from among those 10% shareowners who would be authorized to call a special meeting.

Under Interpretation 2, the Proposal requests that any exception or exclusion condition applied to shareowners in the by-law and/or charter text giving shareowners the ability to call a special meeting also be applied to "management and/or the board." However, as discussed in the New York Law Opinion, doing so "violates New York law because it would place restrictions on the ability of the Company's board of directors to call a special meeting." Section 602(c) of the NYBCL grants that "[s]pecial meetings of the shareholders may be called by the board," without any means to limit or restrict such power in a company's by-laws or otherwise. Yet, the Proposal requests both that the ability of shareowners to call special meetings be conditioned upon holding 10% of the Company's shares and that such condition be applied to "management and/or the board." Thus, as supported by the New York Law Opinion, implementation of Interpretation 2 of the Proposal would cause the Company to violate state law[2] because the

---

[2] The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e.*, there will be no exception or exclusion conditions not required by state law) and highlights the conflict between the first and second sentences of the Proposal. The language does not limit the exception and exclusion conditions that would "apply to management and/or the board." Were it to do so, the entire second sentence of the proposal would be rendered a nullity because, as supported by the New York Law Opinion, there is no extent to which the exception and exclusion condition included in the Proposal is permitted by state law. This ambiguity is yet another example of why, as set forth in Section I above, the Proposal can be excluded under Rule 14a-8(i)(3) as vague and indefinite because the Company's shareowners

[Footnote continued on next page]

Proposal requests the imposition of exceptions or exclusion conditions on the unrestricted power of the Company's board to call a special meeting.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of shareowner proposals that requested the adoption of a by-law or charter amendment that if implemented would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporation Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (concurring with the exclusion of a proposal recommending that the company amend its by-laws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in Delaware General Corporation Law Section 212(a)); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every shareholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors). *See also Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring shareholder approval be approved by a simple majority vote of shares since the proposal would conflict with provisions of the Delaware General Corporation Law that require a vote of at least a majority of the outstanding shares on certain issues); *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the Delaware General Corporation Law, which set forth certain requirements regarding the notice of, and the record date for, shareholder meetings).

The Proposal either (i) requests that the ability of shareowners to call a special meeting be limited to those shareowners who are not members of "management and/or the board" or (ii) requests that any exception or exclusion condition applied to the ability of shareowners to call a special meeting also be applied to "management and/or the board." However, New York law requires that the Company not discriminate among shareowners of the same class of shares and provides the Company's board unrestricted power to call a special meeting, neither of which can be altered by the Company. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the New York Law Opinion, implementation of either interpretation of the Proposal would cause the Company to violate applicable state law.

[Footnote continued from previous page]

would be unable "to determine with any reasonable certainty what actions would be taken under the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

III. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal and the Proposal can be excluded under Rule 14a-8(i)(6) both because: (a) the Proposal "is so vague and indefinite that [the Company] would be unable to determine what action should be taken," *see International Business Machines Corp.* (avail. Jan. 14, 1992) (applying predecessor Rule 14a-8(c)(6)); and (b) the Proposal seeks action contrary to state law, *see, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *Boeing Co.* (avail. Feb. 19, 2008); *PG&E Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

As discussed in Section I above, the Proposal is vague and indefinite in numerous respects. Most significantly, the Proposal is internally inconsistent and requests that the Company's board take the impossible actions of both (i) adopting a by-law containing an exclusion condition and (ii) not including any exclusion conditions in such by-law. Furthermore, because the Proposal is susceptible to multiple, reasonable interpretations, the Company's board cannot know what actions must be taken to implement the Proposal as envisioned by the shareowners. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

As discussed in Section II above, regardless of how the Proposal is interpreted, its implementation would violate the NYBCL. Specifically, New York law requires that the Company not discriminate among shareowners of the same class of shares and provides the Company's board unrestricted power to call a special meeting, neither of which can be altered by the Company. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating state law, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/mbd
Enclosures

cc: Craig T. Beazer, General Electric Company
John Chevedden
William Steiner

100564388_8.DOC

EXHIBIT A

William Steiner
*** FISMA & OMB Memorandum M-07-16 ***

J. R. IMMELT
OCT 28 2008

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828

Rule 14a-8 Proposal

Dear Mr. Immelt,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner (signature)
William Steiner

10/1/08
Date

cc: Brackett B. Denniston III
Corporate Secretary
PH: 203-373-2211
FX: 203-373-3131
David Stuart <david.m.stuart@ge.com>
Senior Counsel
PH: 203-373-2243
FX: 203-373-2523
Eliza Fraser <eliza.fraser@ge.com>

[GE: Rule 14a-8 Proposal, October 27, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board. Currently there is a 40% threshold for shareholders to call a special meeting.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic also won impressive support (based on 2008 yes and no votes) at the following companies:

Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent research firm, rated our company "High Concern" in executive pay – $19 million for Jeffrey Immelt.
- We had too many directors: 16 – Unwieldy board concern and potential for CEO dominance.
- We did not have an Independent Chairman – Independent oversight concern.
- There were too many active CEOs on our board (5) – Independence concern and CEO over-commitment concern.
- We had no shareholder right to:
  - Cumulative voting, which can increase shareholder value in contested elections.
  - To act by written consent.
- Roger Penske was designated a "Problem Director" by TCL due to his involvement with Delphi Corporation which filed for bankruptcy.
- Roger Penske also had a non-director relationship with our company – Independence concern.
- Two directors had more than 15-year tenure (independence concern) and yet they held 6-seats on our key audit, executive pay and nomination committees:
  - Douglas Warner
  - Claudio Gonzalez
- Claudio Gonzalez received the highest withheld votes – a dismal 30%.

• Samuel Nunn and Ralph Larsen, our Lead Director, were designated "Accelerated Vesting" directors by TCL due to their involvement with accelerating stock option vesting in order to avoid recognizing the related expense.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

November 5, 2008

VIA OVERNIGHT MAIL AND E-MAIL *** FISMA & OMB Memorandum M-07-16 ***
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of General Electric Co. (the "Company"), which received on October 28, 2008 a shareowner proposal from William Steiner (the "Proponent") entitled "Special Shareowner Meetings" for consideration at the Company's 2009 Annual Meeting of Shareowners (the "Proposal"). The cover letter accompanying the Proposal indicates that correspondence regarding the Proposal should be directed to your attention.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date, we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must provide sufficient proof of the Proponent's ownership of the requisite number of Company shares as of the date the Proponent submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06431. Alternatively, you may send your response to me via facsimile at (203) 373-3079 or via e-mail at craig.beazer@ge.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Enclosure

cc: Mr. William Steiner

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

DJF

DISCOUNT BROKERS

Date: 10 Nov 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number ________________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 9900 shares of General Electric Co. ; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/10/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-11-08 # of pages ▶
To Craig Beazer	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 203-373-3079	Fax #

Beazer, Craig T (GE, Corporate)

From: Beazer, Craig T (GE, Corporate)
Sent: Wednesday, November 12, 2008 9:24 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Re: Rule 14a-8 Broker Letter (GE) SPM

Mr. Chevedden,

I acknowledge receipt of your e-mail of November 11, 2008, which included as an attachment a letter from DJF Discount Brokers regarding Mr. Steiner's ownership of General Electric stock. In prior correspondence (both by email and overnight express delivery), we have provided you with a copy of Rule 14a-8 and a letter setting forth the SEC requirements and it is your obligation to satisfy that notice.

Sincerely,
Craig T. Beazer

----- Original Message -----
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
To: Beazer, Craig T (GE, Corporate)
Sent: Tue Nov 11 10:56:56 2008
Subject: Rule 14a-8 Broker Letter (GE) SPM

Mr. Beazer,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

Beazer, Craig T (GE, Corporate)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 12, 2008 10:20 AM
To: Beazer, Craig T (GE, Corporate)
Subject: Rule 14a-8 Broker Letter (GE) SPM

Mr. Beazer, Thank you for your acknowledgement of Mr. Steiner's broker letter. Are you inferring that there is an additional rule 14a-8 requirement.
Sincerely,
John Chevedden

EXHIBIT B

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 8, 2008

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: *Shareowner Proposal of John Chevedden (Steiner)*

Ladies and Gentlemen:

We have acted as counsel to General Electric Company, a New York corporation (the "Company"), in connection with its response to a shareowner proposal (the "Proposal") submitted by John Chevedden (the "Proponent") under the name of William Steiner as his nominal proponent for consideration at the Company's 2009 Annual Meeting of Shareowners. In connection therewith, you have requested our opinion as to whether the Proposal, if implemented, would cause the Company to violate New York law.

In connection with the opinions expressed below, we have examined copies of the following documents, which the Company has supplied to us or we obtained from publicly available records:

1. General Electric Company Certificate of Incorporation, as amended through April 25, 2007;

2. By-Laws of General Electric Company, as amended through April 25, 2007; and

3. the Proposal.

For purposes of rendering our opinions set forth herein:

1. we have assumed that the Company would take only those actions specifically called for by the language of the Proposal as set forth under the caption "Interpretation of the Proposal," below;

2. we have assumed the authenticity of the documents provided to us, the conformity with authentic originals of all documents provided to us as copies or forms, the genuineness of all signatures and the legal capacity of natural persons, and that the foregoing documents, in the forms provided to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein; and

3. we have not reviewed any documents of or applicable to the Company other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion as expressed herein.

Interpretation of the Proposal

The Proposal requests that the Company's board of directors "take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." It continues by stating that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board."

We address two interpretations of the second sentence of the Proposal:

- **Interpretation 1:** that "such bylaw and/or charter text will [(i)] not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile [(ii)] not apply to management and/or the board";

- **Interpretation 2:** that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) [(i)] applying to shareowners only and meanwhile [(ii)] not apply[ing] to management and/or the board."

Interpretation 1, which requires the least editing to eliminate ambiguity, would require that any by-law and/or charter text adopted to provide 10% shareowners the ability to call a special meeting not apply to shareowners who are members of "management and/or the board." That is, it would exclude members of management and/or the board from being among the 10% shareowners who could call a special meeting. Interpretation 2 would require that any exception or exclusion condition applied to shareowners in the by-law and/or charter text also be applied to "management and/or the board." Because the first sentence of the Proposal imposes a 10% stock ownership condition on the ability to call a special meeting, Interpretation 2 would require that the same condition be applied to the Company's board. For the purposes of this opinion, we have assumed that the Company would choose one interpretation of the Proposal and take only those actions called for by that interpretation of the Proposal.

Discussion

Under the New York Business Corporation Law, each share of a corporation belonging to the same class of shares must enjoy equal rights and privileges with every other share of the same class. N.Y. Bus. Corp. Law § 501(c) (2008). Specifically, the relevant section of the statute provides that "[s]ubject to the designations, relative rights, preferences and limitations applicable to separate series and except as otherwise permitted by subparagraph two of paragraph (a) of section five hundred five of this article, each share shall be equal to every other share of the same class." Id.

New York law also grants to the board of directors of a corporation the power to call special meetings of the shareowners. N.Y. Bus. Corp. Law § 602(c) (2008). This provision neither qualifies this power nor contemplates any means to limit or restrict this power. Specifically, the statute states that "[s]pecial meetings of the shareholders may be called by the board and by such person or persons as may be so authorized by the certificate of incorporation or the by-laws." Id. The language of this provision invests the board of directors with the power to call a special meeting but does not provide for any means to circumscribe that power in a corporation's by-laws or certificate of incorporation.

For the reasons discussed below, implementation of the Proposal as required by either Interpretation 1 or Interpretation 2 would violate one or the other of these provisions, and thus implementation of the Proposal would cause the Company to violate New York law.

1. Implementation of the Proposal under Interpretation 1 Violates New York Law

Implementing the Proposal as interpreted under Interpretation 1 violates New York law because it would differentiate the rights of shareowners who are members of "management and/or the board" from those of other shareowners holding the same class of common stock, which is not permitted under the New York Business Corporation Law. By requiring that the shares held by "management and/or the board" be excluded from the those shares that count towards the 10% threshold, the Proposal would unlawfully distinguish the rights of shares held by members of "management and/or the board" from the shares held by all other holders. While New York law permits a corporation to alter the rights afforded different classes of stock, varying the rights of stock within the same class in this way is impermissible.[1] 1 White et al., White, New York Business Entities § 501.01 (14th ed. 2008).

When the New York courts have been confronted with situations in which shares in the same class have not been afforded the same treatment, rights or benefits, the courts have consistently upheld the requirement articulated in Section 501(c) that all shares in the same class

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[1] There are two statutory exceptions to this rule that are inapplicable to the current situation. The first is found in Section 505(a)(2), which relates to restrictions on rights or options held by a beneficial owner of more than 20% of a corporation's outstanding stock. The second is found in Section 501(c) and relates exclusively to shares in residential cooperatives.

must be equal to every other share of the class. Specifically, in a situation dealing with an unequal distribution of tax benefits, the Court of Appeals of New York (the highest court in the state) looked to Section 501(c) to determine that such discrimination was illegal. Cawley v. SCM Corp., 72 N.Y.2d 465, 473 (1988). Similarly, in Beaumont v. American Can Co., 553 N.Y.S.2d 145, 146 (App. Div. 1990), a case dealing with unequal shareowner payout treatments, another New York court reiterated that Section 501(c) clearly prevents discrimination between shares in the same class.

Accordingly, Section 501(c) requires that each share of the Company's common stock must be treated equally, and that discrimination of the type that would arise under Interpretation 1 is prohibited. By treating the shares held by members of "management and/or the board" differently from the shares held by all other shareowners, implementation of the Proposal would violate Section 501(c) of the New York Business Corporation Law.

2. Implementation of the Proposal under Interpretation 2 Violates New York Law

Implementing the Proposal as interpreted under Interpretation 2 violates New York law because it would place restrictions on the ability of the Company's board of directors to call a special meeting, which is a fundamental power expressly granted by Section 602(c) of the New York Business Corporation Law.

Section 602(c) of the New York Business Corporation Law provides that the board of directors of a corporation shall have the power to call a special meeting. That same provision provides for the certificate of incorporation or by-laws to grant additional persons the ability to call special meetings, but does not provide for the certificate of incorporation or by-laws to limit or modify the board's power to call a special meeting. No other provision of the New York Business Corporation Law authorizes any limitation or modification to the board's power to call a special meeting. For example, Section 602(d) authorizes the by-laws to establish "reasonable procedures for the calling and conduct of a meeting of shareholders, including but not limited to specifying . . . who may call and who may conduct the meeting." However, this provision is expressly qualified such that the by-law procedures can not abrogate any provision "otherwise required by this chapter." Likewise, Section 402(c) provides that "[t]he certificate of incorporation may set forth any provision, not inconsistent with this chapter or any other statute of this state, relating to . . . the rights or powers of its . . . directors," and Sections 202(a)(11) and 601(b) provide that the by-laws may contain any provision relating to the rights or powers of a corporation's directors, subject to and provided that such by-law provision is not inconsistent with "this chapter or any other statute of this state." Thus, any limit in a certificate of incorporation or by-law on the board's ability to call a special meeting would contravene the unlimited power to call a special meeting granted to the board by Section 602(c). The inviolate nature of board's power is well-established under New York law, with the Court of Appeals of New York having long recognized that "the powers of the board of directors, are in a very important sense, original and undelegated. The stockholders do not confer, nor can they revoke, those powers." Hoyt v. Thompson's Ex'r, 19 N.Y. 207, 217 (1859). Likewise, the Court of Appeals has recognized that boards must be in a position to exercise statutorily granted powers, stating that "All powers directly conferred by statute, or impliedly granted, of necessity, must be exercised by the directors." Manson v. Curtis, 223 N.Y. 313, 322 (1918).

The fact that, under Section 602(c), the board's fundamental power to call special meetings of shareowners cannot be altered or limited, whereas shareowners' ability to call special meetings is conditioned on and subject to the terms of any specific authorization set forth in a corporation's certificate of incorporation or by-laws, is consistent with other provisions of the New York Business Corporation Law. As a basic principal, New York law provides that "the business of a corporation shall be managed under the direction of its board of directors." N.Y. Bus. Corp. Law § 701 (2008). Under the New York Business Corporations Law, the board has exclusive authority to initiate certain significant actions that are conditioned upon and subject to subsequent shareowner approval. For example, to effect certain mergers or certain amendments to a corporation's certificate of incorporation, the board must first approve such action, and then submit the action to shareowners for approval. N.Y. Bus. Corp. Law §§ 803, 903 (2008). In exercising its fiduciary duties in this respect, a board may determine that its fiduciary duties require the board to call a special meeting to present the matter to shareowners for consideration. See Alpert v. 28 Williams St. Corp., 63 N.Y.2d 557, (1984) (addressing issues surrounding a special meeting called by a board of directors to approve a merger as required by Section 903); see also NBT Bancorp, Inc. v. Fleet/Norstar Fin. Group, Inc., 553 N.Y.S.2d 864, 867 (App. Div. 1990) (discussing the impact of the board's fiduciary duties on the timing of a special shareholders' meeting). Those duties do not disappear in those times when directors may fail to satisfy a particular stock ownership threshold. Accordingly, the power to call a special meeting is a fundamental one that cannot be constrained without placing the ability to fulfill a board's fiduciary duties in jeopardy.

Implementation of the Proposal in the manner required under Interpretation 2 would purport to limit and condition the board's power to call a special meeting on the directors' ownership of 10% of the Company's outstanding common stock. In seeking to apply the same requirements to the board of directors as the shareowners to call a special meeting, the Proposal places a restriction on a fundamental power vested in the board of directors by New York law. As a result, implementation of the Proposal would violate New York law.[2]

Conclusion

Based upon the foregoing, and subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that implementation of the Proposal would cause the Company to violate New York law.

The undersigned is providing these legal opinions as a member in good standing admitted to practice before courts in the State of New York, the state in which the Company is

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[2] The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e.*, there will be no exception or exclusion conditions not required by state law). However, as set forth herein, there is no extent to which an exception and exclusion condition included in the Proposal is permitted by state law to apply to a New York Corporation's board.

incorporated. We render no opinion herein as to matters involving the laws of any jurisdiction other than the State of New York, and this opinion is limited to the effect of the current state of the laws of the State of New York, the United States of America. The opinions expressed above are solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter is not to be used for any other purpose or circulated, quoted or otherwise referred to, without, in each case, our written permission.

Very truly yours,

Ronald O. Mueller

ROM/rl

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